UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29124

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MERIDIAN INVESTMENTS, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8065 LEESBURG PIKE - SUITE 504
(No. and Street)

VIENNA	VA	22182
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY PAYNE	301 983-5000	KPAYNE@MERIDIANINVESTMENTS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ / MARCUM LLP
(Name – if individual, state last, first, and middle name)

53 STATE ST	BOSTON	MA	02109
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEREMIAH MCDERMOTT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MERIDIAN INVESTMENTS, INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Cheryl A. Swan
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 1, 2030

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERIDIAN INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2025


MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Year Ended December 31, 2025


MERIDIAN INVESTMENTS, INC.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 

CBIZ CPAs P.C.

53 State Street
17th Floor
Boston, MA 02109

P: 617.807.5000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Meridian Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (the "Company") as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CBIZCPAS.COM



Supplemental Information

Schedule I: Computation of Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under Rule 15c3-3 (together the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

CBIZ CPAs P.C.

Boston, MA
March 25, 2026

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS


MERIDIAN INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025



ASSETS


Cash	$	2,538,524
Accounts receivable		12,987
Prepaid expenses		35,552
Operating lease right of use assets		1,196,513
Property and equipment, net		241,836
Deposits		32,261
Total assets	$	4,057,673


LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities		
Accrued liabilities	$	308,592
Operating lease liabilities		1,433,662
Total liabilities		1,742,254
Stockholders' equity		
Common stock, 12,500, no par, shares authorized,		
987.5 issued and outstanding		128,470
Retained earnings		2,186,949
		2,315,419
Total liabilities and stockholders' equity	$	4,057,673


The accompanying notes are an integral part of these financial statements.



MERIDIAN INVESTMENTS INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2025


Revenue		
Placement fees	$	18,560,397
Expenses		
Salaries and wages - brokers		8,265,714
Other operating expenses		
Bank Charges		630
Computer supplies and expense		149,309
Depreciation		60,418
Dues and subscriptions		153,643
Education and training		13,830
Employee benefits		394,974
Filing fees		60,356
Insurance		54,162
Office supplies and expense		37,401
Qualified retirement plan match		90,000
Postage and delivery		3,305
Professional fees		342,259
Operating lease expense		257,564
Salaries and wages - administrative		10,000
Taxes - payroll		263,571
Telephone		22,086
Travel, meals and entertainment		749,779
Total Expenses		10,929,001
Income from operations		7,631,396
Other income (expense)		
Interest income		90,577
Interest expense		(10,685)
Donations		(114,973)
Total other expense		(35,081)
Net income before provision for state income taxes	$	7,596,315
Provision for state income taxes		392,829
Net income	$	7,203,486


The accompanying notes are an integral part of these financial statements.


MERIDIAN INVESTMENTS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the Year Ended December 31, 2025

| | Common stock | | Retained | |
	Shares	No par value	Earnings	Total
Balance, January 1, 2025	987.5	$ 128,470	$ 2,283,193	$ 2,411,663
Stockholders' distribution	-	-	(7,299,730)	(7,299,730)
Net income	-	-	7,203,486	7,203,486
Balance, December 31, 2025	987.5	$ 128,470	$ 2,186,949	$ 2,315,419

The accompanying notes are an integral part of these financial statements.

5

MERIDIAN INVESTMENTS INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	7,203,486
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		60,418
Right of use asset amortization		238,916
Changes in operating assets and liabilities		
Placement fees receivable		620,992
Accounts receivable		(12,987)
Prepaid expenses		122,635
Deposits		(2,942)
Operating lease liabilities		(4,690)
Accrued liabilities		63,056
Net cash provided by operating activities		8,288,884

Cash flows used in investing activities

Purchases of property and equipment	(35,563)
Net cash used in investing activities	(35,563)

Cash flows used in financing activities

Stockholder distribution	(7,299,730)
Principal payments on stockholder note payable	(250,000)
Net cash used in financing activities	(7,549,730)
Net increase in cash	703,591
Cash - beginning of year	1,834,933
Cash - end of year	$ 2,538,524

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for interest	$ 10,685

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

Note 1 – Nature of Business

Meridian Investments, Inc. (the "Company") is a privately held Massachusetts corporation formed in December 1981. The Company's main corporate headquarters is located in Virginia and also has offices in Kentucky, Florida and Illinois. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

Note 2 – Summary of Significant Accounting Policies

A. Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

B. Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The authoritative guidance provides a five–step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

All revenues are generated through placement fees earned by the Company in raising capital from investors for various types of investment vehicles. The recognition and measurement of revenue is based on an assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events. Costs of contracts are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs. The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

D. Placement Fees
The Company's primary performance obligation typically consists of raising capital from investors for various types of investment vehicles, all of which represent one performance obligation under the contract with the customer which is met upon completion or closing of the capital raise. The transaction price for placement fees is defined in each contract and is a fixed percentage of the capital raised from investors. Certain contracts provide for additional fees based on final placement amounts at the end of the contract or quarterly debt outstanding after closing. These amounts are variable consideration for the placement service and are recognized when the amounts become determinable at the end of each measurement period and it is probable that a significant reversal will not occur. The

Note 2 – Summary of Significant Accounting Policies (Continued)
D. Placement Fees (Continued)

Company concluded that post-closing amounts based on final placement levels or quarterly debt outstanding after closing do not represent a distinct performance obligation and therefore constitute variable consideration for the placement service. Such variable consideration is recognized when the amounts become determinable at the end of each measurement period, and it is probable that a significant revenue reversal will not occur.

E. Accounts receivable
Accounts receivable represents amounts due from customers for placement fees that have been billed. The Company does not record contract assets because revenue is recognized at closing or when variable amounts become determinable.

F. Recently Adopted Accounting Pronouncement
In 2025, the Company adopted FASB ASU 2023-09, *Improvements to Income Tax Disclosures*. The standard enhances annual disclosures related to income taxes, including disaggregation of income tax expense (benefit) and income taxes paid and, for public business entities, expanded rate reconciliation presentation. Adoption affected disclosures only and did not impact the Company's financial position, results of operations, or cash flows. The Company applied the guidance prospectively to the year ended December 31, 2025.

G. Allowance for Credit Losses
The Company follows the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instrument – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

H. Expense Recognition
Operating expenses are recognized as incurred.

I. Property and Equipment
Property, equipment and leasehold improvements are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property, equipment and leasehold improvements are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, equipment and leasehold improvements is calculated on a straight-line basis over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the terms of the related leases.

J. Income Taxes
The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements and a reconciliation of the statutory federal income tax rate to the Company's effective tax rate is not presented.

Note 2 – Summary of Significant Accounting Policies (Continued)
J. Income Taxes (Continued)

As of December 31, 2025, the Company's book-tax basis differences primarily relate to operating leases accounted for under ASC 842. The Company reported right-of-use (ROU) assets of $1,196,513 and operating lease liabilities of $1,433,662 on the balance sheet. For income tax purposes, operating leases generally do not create tax basis in either the ROU assets or the lease liabilities. As a result, these amounts give rise to a taxable temporary difference of $1,196,513 related to the ROU assets and a deductible temporary difference of $1,433,662 related to the lease liabilities, for a net deductible temporary difference of approximately $237,000 at December 31, 2025. Additional smaller timing differences relate to billed receivables ($12,987 at December 31, 2025) and certain accrued expenses (a portion of the $308,592 of accrued liabilities may be deductible when paid). As a pass-through entity, the Company does not record deferred income taxes for these temporary differences.

During the year ended December 31, 2025, the Company elected pass-through entity tax, ("PTE Tax") in Virginia, to allow a pass-through entity to pay a 5.75% excise tax on its taxable income. The owners of the pass-through entity are then entitled to a refundable credit against their personal income tax equal to 100% of their share of the PTE Tax paid. The Company had $8,535,274 of taxable income in 2025 therefore, a state tax liability in the amount of $392,829 was incurred, in PTE Tax expense for the year ended December 31, 2025.

The Company evaluates all significant tax positions. As of December 31, 2025, the Company does not believe that it has taken any material tax positions that would require recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction; however, there are no examinations in process.

There are no material uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes.

Financial Accounting Standards Board Accounting Standard Codification Topic 740, *Income Taxes*, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the income and losses of the Company are passed through to its stockholders, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2025.

Note 3 – Property and Equipment

At December 31, 2025, property and equipment consisted of the following:

Computer equipment and software	$	78,821
Equipment		1,880
Leaseholds		25,125
Furniture and fixtures		218,099
		323,925
Less: accumulated depreciation		(82,089)
Property and equipment, net	$	241,836

Depreciation expense amounted to $60,418 for the year ended December 31, 2025. During the year ended December 31, 2025, the Company added $35,563 of fixed assets, which included $20,589 of Computer Equipment and $14,974 of Furniture and Fixtures.

Note 4 – Stockholders' Equity

A. Common Stock
The Articles of Organization, effective December 10, 1981, authorized 12,500 no par value common shares. As of December 31, 2025, there are 987.5 shares issued and outstanding.

Note 5 – Commitments and Contingencies

A. Leasing Arrangements
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate utilized is 4.47%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

In September 2017, the Company entered into a new lease agreement for office space in Bethesda, Maryland, which expires in February 2025. During the year ended December 31, 2025 the minimum lease payments were $9,315 a month. At the end of the original term in February 2025, the Company decided not to extend the lease term for one additional five-year term. The Company recorded an operating lease ROU asset and corresponding operating lease liability. The Company's has no remaining ROU asset or operating lease liability as of December 31, 2025, related to the Bethesda, Maryland lease agreement.

In October 2023, the Company entered into a one-year lease agreement for office space in Chicago, Illinois (the "Chicago Lease"). The lease expired on October 31, 2025, and did not automatically renew at the end of the lease term. On October 31, 2025, the Company signed a one-year lease agreement for the same office space in Chicago, Illinois. An additional security deposit of $50 was required and monthly rental payments are $1,150. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Chicago lease due to the lease term being less than 12 months.

Note 5 – Commitments and Contingencies (Continued)
A. Leasing Arrangements (Continued)

In March 2022, the Company entered into a one-year lease agreement for office space in Louisville, Kentucky (the "Louisville Lease"). The Louisville Lease expires on March 28, 2025, and renews annually as defined in the lease agreement. Monthly rental payments are $600. The Louisville Lease was extended for an additional one-year term. Monthly rental payments increased to $675. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Louisville lease due to the lease term being less than 12 months. On July 15, 2024, the Company entered into a lease agreement for an office space in Vienna, Virginia. The lease has a commencement date of February 1, 2025 and an expiration date November 30, 2032, the minimum lease payments will be $16,982 per month. At the end of an original term in November 2032, the Company has the option to extend the lease term for one additional five-year term. The Company recorded an operating lease ROU asset and corresponding operating lease liability. The Company's remaining ROU asset is approximately $1,119,167 and operating lease liability is approximately $1,355,615 as of December 31, 2025, related to the Vienna, Virginia lease agreement.

On April 30, 2025, the Company entered into a lease agreement for an office space in Franklin, Massachusetts. The lease has a commencement date of May 1, 2025, and an expiration date of April 30, 2028, the minimum lease payments will be $2,892 per month. At the end of the original lease term in April 2028, the Company has the option to extend the lease term for one additional three-year term. The Company recorded an operating lease ROU asset and corresponding operating lease liability. The Company's remaining ROU asset is approximately $77,346 and operating lease liability is approximately $78,048 as of December 31, 2025, related to the Franklin, Massachusetts lease agreement.

The components of lease cost for the year ended December 31, 2025 are as follows:

Operating lease cost	$ 228,583
Short term lease cost	28,981
Total lease cost	$ 257,564

Amounts reported in the statement of financial condition as of December 31, 2025 were as follows:

Operating leases:

Operating lease right of use assets	$1,196,513
Operating lease liabilities	$1,433,662

Operating information related to leases as of December 31, 2025 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$ 58,657
Right-of-use assets obtained in exchange for the new operating lease liabilities	$1,420,323

Weighted average remaining lease term for Operating leases:	7.6 years

Note 5 – Commitments and Contingencies (Continued)
A. Leasing Arrangements (Continued)

Weighted average discount rate for Operating leases: 4.43%

Minimum lease payments for leases having initial terms in excess of one year for the next five years and in the aggregate, as of December 31, 2025, are as follows:

Year Ended		Amount
December 31, 2026	$	250,605
December 31, 2027	$	257,587
December 31, 2028	$	239,482
December 31, 2029	$	233,458
December 31, 2030	$	239,878
Thereafter	$	478,577
Total undiscounted lease payments	$	1,699,587
Less imputed interest		(265,925)
Total lease liabilities	$	1,433,662

B. Promissory Note Payable Guarantees - Stockholders

During the year ended December 31, 2023, the Company entered into a Guarantee Agreement to secure two promissory notes for two of its stockholders ("Buyers") with another stockholder of the Company ("Seller") for purchase of Company shares between the stockholders. The two promissory notes had, initial principal amounts of $300,000 each, totaling $600,000 ("Promissory Notes"). Per the terms of the agreement, on December 26, 2023, an initial payment of $150,000 was made by each Buyer and future payments of $50,000 by each Buyer to be made annually on or before December 26th, over the next three years through the maturity of December 26, 2026. As of December 31, 2025, the outstanding principal amounts of each Promissory Notes was $50,000, totaling $100,000. The Company would be required to perform under the guarantee in the event that the Buyers default on the repayment of the Promissory Notes, as defined by the terms of the Promissory Notes and Guarantee Agreement. The Buyers are current stockholders and officers of the Company, and the Company deems the likelihood of the Buyers defaulting on the Promissory Notes to be remote as of December 31, 2025. Therefore, the Company has not recognized a liability for the guarantee as of December 31, 2025. No provision or expense related to the guarantee has been recorded in the financial statements as of and for the year ended December 31, 2025.

Note 6 – Stockholder Note Payable

On May 30, 2023, the Company signed a loan agreement with a Stockholder of the Company, with an original principal amount of $1,000,000 ("Stockholder Note"). The Stockholder Note bears interest at 5% per annum compounded annually. The maturity date on the Stockholder Note is December 26, 2025. The Stockholder Note is collateralized by the Company's commission receivables. The outstanding principal balance of $250,000 was paid in full and no outstanding liability exists pertaining to the Stockholder Note as of December 31, 2025.

Note 7 – Concentrations of Credit

A. Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company's $12,987 of Accounts Receivables is from one customer. The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured depository institution for each account ownership category.

B. Market Risks
The Company is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments. Concentrations of market risk arise since the Company generates revenue from a limited number of customers. For the year ended December 31, 2025, the Company generated $10,287,045 of revenue from one customer that accounted for approximately 55% of the Company's total revenue for the year. The remaining $8,273,352 of recognized revenue came from six other customers for total revenue of $18,560,397 for the year.

Note 8 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,892,783, which was $1,849,734 in excess of the required net capital of $43,049. Although the Company has not recognized a liability in relation to the Guarantee Agreements described in Note 5B, adhering to rule 15c3-1c *Appendix C*, as of December 31, 2025 the Company has reduced its Net Capital by $100,000 as Other Deductions and included the $100,000 in guarantees in the Computation of Aggregate Indebtedness under Other Unrecorded Amounts. At December 31, 2025 aggregate indebtedness totaled $645,741. The Company's net capital ratio for December 31, 2025 was .34 to 1.

Note 9 – 401(K) PLAN

The Company maintains a qualified retirement plan under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions for the year ended December 31, 2025 were $90,000.

Note 10 – Segment Reporting

The Company is engaged in a single line of business as a placement agent for various types of investment vehicles. The Company manages and operates its business activities as a single operating segment. Factors used to identify the Company's single operating segment include the operational structure of the Company and financial information available for evaluation by the chief operating decision maker ("CODM") in making decisions as to how to allocate

Note 10 – Segment Reporting (Continued)

resources and assess performance. The Company derives all of its revenue in the United States. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Note 2 – Summary of Significant Accounting Policies. The Company has identified its President, Jeremiah McDermott as the CODM who uses the net income, as reported on the Statement of Income, to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Please refer to the Company's Statement of Income for the listing of significant segment expenses regularly provided to the CODM. Segment Assets can be found on the Statement of Financial Condition. Additionally, the President uses excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to distribute to its Stockholders.

Note 11 - Subsequent Events

The Company has evaluated all subsequent events through March 25, 2026, the date the financial statements were issued and has determined that no significant subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTAL INFORMATION

MERIDIAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2025

Schedule I

Total stockholders' equity		$ 2,315,419
Less: Non-allowable assets from the Statement of Financial Condition		
Accounts receivable		(12,987)
Property, furniture, equipment, net		
of accumulated depreciation and amortization		(241,836)
Deposits and prepaid expenses		(67,813)
Total Non-allowable assets		(322,636)
Less: Other deductions and/or charges		
Guarantee Agreements		(100,000)
Net capital before haircuts		1,892,783
Less: haircuts		-
Net capital		$ 1,892,783
Minimum net capital requirement:		
Greater of 6.66% of total aggregate indebtedness	43,049	
or minimum dollar net capital requirement	5,000	43,049
Excess net capital		$ 1,849,734
Total A.I. liabilities from Statement of Financial Condition		$ 545,741
Add: Other unrecorded amounts		
Guarantee Agreements		100,000
Total Aggregate Indebtedness		645,741
Percentage of aggregate indebtedness to net capital		34%

There were no material reconciling items per this report and the most recent quarterly filing dated, March 19, 2026, by the Company of Part II of the Focus Report with respect to the computation of the Net Capital under Rule 15c3-1.

See report of independent registered public accounting firm

MERIDIAN INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

YEAR ENDED DECEMBER 31, 2025

<u>Schedule II</u>

The reserve requirements under Rule 15c3-3 is not applicable, as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5.

See report of independent registered public accounting firm

MERIDIAN INVESTMENTS, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3

YEAR ENDED DECEMBER 31, 2025

Schedule III

Information for possession or control requirements is not applicable, as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5.

See report of independent registered public accounting firm



CBIZ CPAs P.C.

53 State Street
17th Floor
Boston, MA 02109

P: 617.807.5000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Meridian Investments, Inc.

We have reviewed management's statements, included in the accompanying Meridian Investments, Inc.'s Exemption Report pursuant to SEC Rule 17a-5, in which (1) Meridian Investments, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Meridian Investments, Inc.'s Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

Boston, MA
March 25, 2026

MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MERIDIAN INVESTMENTS, INC.

____

Meridian Investments, Inc.

I, Jeremiah J. McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremiah J McDermott

Title: President

March 5, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
MERIDIAN INVESTMENTS INC	8-29124

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 18,650,973.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 18,650,973.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 18,650,973.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 18,650,973.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 0.00
9	Current overpayment/credit balance, if any			$ 10,956.00
10	General assessment from last filed 2025 SIPC-7 or 7A		$ 0.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
c	Any other overpayments applied	$ 0.00		
d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 0.00		
e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 0.00		
f	Add lines 11a through 11e		$ 0.00	
12	**LESSER** of line 10 or 11f.			$ 0.00
13 a	Amount from line 8		$ 0.00	
b	Amount from line 9		$ 10,956.00	
c	Amount from line 12		$ 0.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 10,956.00)
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 10,956.00)

SEC No. 8-29124	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	MERIDIAN INVESTMENTS INC 8065 LEESBURG PIKE 504 VIENNA, VA 22182		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

MERIDIAN INVESTMENTS INC	KIM PAYNE
(Name of SIPC Member)	(Authorized Signatory)
2/24/2026	kpayne@meridianinvestments.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.